Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, April 14, 2021

FAIRFAX REPORTS RECENT DEVELOPMENTS

(Note:	All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial information reflects preliminary indications and current estimates of key developments of the company’s first quarter of 2021 prepared using the recognition and measurement requirements of International Financial Reporting Standards (“IFRS”) except as otherwise noted, and are unaudited.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces preliminary unaudited financial information which will be finalized for the company’s first quarter of 2021 unaudited financial results, including information reflecting key developments.

“As we did a year ago, we are providing our shareholders with preliminary indications of some key developments for Fairfax’s first quarter of 2021 financial results. Our insurance companies continued to have strong underwriting performance in the first quarter of 2021 with a consolidated combined ratio of approximately 96%, favourable reserve development and strong growth in gross premiums written of approximately 17%. Our investments increased significantly with net gains on investments currently estimated at approximately $875 million for the first quarter of 2021, primarily reflecting net unrealized gains from our common stock portfolio. Mark-to-market movements on certain of our non-insurance consolidated investments and investments in associates, which will not be reflected in our financial statements, also increased significantly in the first quarter of 2021 by approximately $1 billion.  We remain focused on continuing to be soundly financed and expect that, at the close of our RiverStone Barbados transaction, we will have paid off our credit facility completely and will have cash and marketable securities in the holding company of approximately $1.3 billion.” said Prem Watsa, Chairman and Chief Executive Officer.

Key financial information for the first quarter of 2021, based on preliminary indications and current estimates but recognizing that the preparation of the company’s first quarter financial statements is not finalized, includes the following:

•	We currently expect gross premiums written to increase from the first quarter of 2020 by approximately 17% to approximately $5.5 billion. The company’s insurance and reinsurance operations continued to have strong underwriting performance in the first quarter of 2021, with a consolidated combined ratio of approximately 96% and net favourable prior year reserve development, which will result in solid operating income during the quarter despite the impact of the U.S. winter storms.

•	Net gains on investments of approximately $875 million will primarily reflect net unrealized gains on the company’s equity and equity-related holdings, partially offset by net unrealized losses on bonds.

•	At March 31, 2021 the excess of fair value over adjusted carrying value of non-insurance investments in associates will be approximately $225 million, which is an improvement of approximately $684 million from the deficiency of $458.5 million at December 31, 2020.

•	At March 31, 2021 the excess of fair value over adjusted carrying value of certain consolidated non-insurance subsidiaries will be approximately $125 million, which is an improvement of approximately $329 million from the deficiency of $204.1 million at December 31, 2020.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell
Vice President, Corporate Development (416) 367-4941

In presenting the company’s preliminary unaudited financial information in this news release, management has included the measure “pre-tax excess (deficiency) of fair value over adjusted carrying value”. The company considers its non-insurance investments in associates and certain consolidated non-insurance subsidiaries to be portfolio investments, and the excess (deficiency) of fair value over adjusted carrying value of these investments, while not included in the calculation of book value per share, is regularly reviewed by management as an indicator of investment performance. The fair values and adjusted carrying values of the company’s investments in non-insurance associates represent their fair values and carrying values that will be presented in note 6 (Investments in Associates) to the interim consolidated financial statements for the three months ended March 31, 2021, with investments in associates primarily held by Recipe, Fairfax India and Thomas Cook India excluded. The fair values of the company's investments in certain consolidated non-insurance subsidiaries are calculated as the company's pro rata ownership share of each subsidiary's market capitalization, as determined by traded share prices at the financial statement date. The adjusted carrying values of those subsidiaries represent each subsidiary's total equity that will be included in the company's interim consolidated financial statements for the three months ended March 31, 2021, less the respective carrying value of each subsidiary's non-controlling interests.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

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